April 6, 2017

Dear Kinder Morgan Inc. Shareowner:

Support Shareowner Proposal #6 on Climate Change Reporting

CalPERS is the largest state public pension fund in the United States with $311 billion1 in total assets under management and long-term owner of approximately 4,729,000 shares in Kinder Morgan Inc. CalPERS will be voting FOR shareowner proposal #6 at the company’s May 10, 2017 annual meeting of shareowners. We believe this request is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the efforts of Financial Stability Board (FSB), an international body mandated by G-20 leaders to develop efficient climate-related financial risk disclosures.

Request for an Assessment of the Company’s Portfolio under a 2 Degree Scenario

Consistent with the CalPERS Investment Beliefs, we believe effective management of environmental factors, including those related to climate change risk increase the likelihood that companies will perform well over the long-term. We support the request of proposal #6 asking Kinder Morgan Inc. to publish an assessment of the medium and long-term portfolio impacts of technological advances and global climate change policies. The assessment can be incorporated into existing reporting and should analyze the impacts on KMI's portfolio of assets and planned capital expenditures under a scenario in which reduction in fossil fuel demand results from technological advances, carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target.

Vote FOR Shareowner Proposal #6 Requesting a Climate Change Policy and Reporting

CalPERS believes investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change.  As a significant Kinder Morgan Inc. investor we encourage shareowners to support proposal #6.

For questions about the CalPERS vote please contact Todd Mattley, CalPERS Investment Officer at INVO_GE_Corporate_Governance_Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Simiso Nzima
Investment Manager, CalPERS

1CalPERS total assets under management at fiscal year ending February 28, 2017.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.